UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE DE PUERTO RICO, INC. PR SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee of the Colgate-Palmolive De Puerto Rico, Inc.
Colgate-Palmolive De Puerto Rico, Inc. PR Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive De Puerto Rico, Inc. PR Savings and Investment Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive De Puerto Rico, Inc. PR Savings and Investment Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2011 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 27, 2012

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
Assets

Cash and cash equivalents	$58	$11,798
Contributions receivable
Participants	12,136	—
Employer	4,580	—
Dividends receivable	934	—
Investments at fair value	5,426,286	4,633,676
Total Assets	5,443,994	4,645,474

Liabilities

Payable to participants	—	22,246
Net assets available for benefits	$5,443,994	$4,623,228

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Additions

Net investment income:

Dividends	$103,549
Appreciation in the fair value of investments, net	502,268
Net investment income	605,817

Contributions:
Employer contributions	100,437
Participants’ contributions	264,943
Total contributions	365,380

Total additions	971,197

Deductions

Distributions to participants	150,431

Increase (decrease) in net assets available for benefits	820,766

Net assets available for benefits – beginning of year	4,623,228

Net assets available for benefits – end of year	$5,443,994

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1 .    Description of the Plan

The following description of the Colgate-Palmolive de Puerto Rico, Inc. PR Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan Document for a complete description of the Plan provisions.

General

The Plan was created on February 1, 1994 to provide retirement benefits for eligible employees of Colgate-Palmolive de Puerto Rico, Inc., Colgate-Palmolive Company, Distributors, and IES Enterprises, Inc. (Puerto Rico Branch) (collectively “the Plan Sponsor”).  All three companies are wholly-owned subsidiaries of Colgate-Palmolive Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been established to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended.

On January 31, 2011, the Puerto Rico Treasury Department enacted a new Internal Revenue Code which modifies rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The Plan Sponsor intends to amend or restate the Plan to comply with provisions of the 2011 PR Code as required on or before December 31, 2012. See Note 3.

The Plan has adopted the provisions of the Caribbean Pension Consultants, Inc. Prototype Defined Contribution Retirement Plan and is administered by the Retirement Plan Committee of the Colgate-Palmolive Puerto Rico Savings and Investment Plan that has been appointed by Colgate-Palmolive Company.

The Plan is a defined contribution plan covering all qualified employees of the Plan Sponsor. Qualified employees must comply with minimum service and age requirements of at least one year or 1,000 hours of service and 21 years of age, respectively.  Employees may begin participating on the first day of the calendar quarter following the date that the eligibility requirements are met.

Contributions

Under the new Internal Revenue Code the maximum participant contribution was increased to $10,000 for year 2011, $13,000 for year 2012, and $15,000 for years 2013 and thereafter. Participants may also contribute to the Plan amounts representing distributions from other qualified benefit plans and may direct the investment of their contributions into various investment options offered by the Plan.

The Employer matches participant contributions at the rate of 50 % of participant’s pre-tax contributions, up to a maximum of 6% of participant compensation.  The Employer can also make additional discretionary contributions out of its net profits.  There were no discretionary contributions made by the Plan during the year ended December 31, 2011. Employer matching contributions are invested in Colgate-Palmolive Company common stock.

Participant accounts

An account is maintained for each participant, credited with the participant’s contribution, the Employer’s matching contribution, and allocation of: (i) the Employer’s discretionary additional contribution, and (ii) investment income based on participant’s compensation and account balances, respectively. The benefit to which a participant is entitled upon termination of employment is the vested portion of the amount accumulated in the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions and the earnings thereon.  Vesting in the Employer’s contribution portion of their accounts is based on years of continuous service.  Vesting starts at 50% of the participant’s account after two years of service and the participant becomes 100% vested after three years of credited service.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals in any given year can be used first to reduce the Plan’s administrative expenses, and then to reduce future employer matching contributions. There were no new forfeitures during the year ended December 31, 2011. Unused forfeitures for the year ended December 31, 2011 and 2010 totaled $3,511 and $2,545, respectively.

Participant loans

The Plan document stipulates that loans to participants are not permitted.

Benefit payments

Upon termination of service due to death, disability, or retirement, participants may elect to receive either a lump-sum equal to the value of their vested account interest or periodic installments.  For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump-sum distribution.

Plan termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and/or terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 % vested in their accounts.

2 .    Summary of accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Investment valuation

The Plan’s investments, other than the Plan’s investments in money market funds, are stated at fair value based on quoted market prices.  Money market funds are valued based on the amount of cash balances on deposit, which approximates fair value.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan’s gain and losses on investments bought and sold as well as held during the year.

Benefit payments recognition

Benefits paid directly to participants are recorded when paid.

Cash & cash equivalents

The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and charges therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

3 .    Tax status

The Plan Sponsor adopted a prototype plan for which the Plan Sponsor received a favorable opinion dated September 25, 2000 from the Treasury Department of Puerto Rico. The Plan was amended subsequent to this opinion letter by the Treasury Department of Puerto Rico. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with applicable provisions of the Puerto Rico Internal Revenue Code of 1994.

The Plan is exempt from United States income taxes under Section 1022(i)(1) of ERISA and from Puerto Rico income taxes under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended.  The Puerto Rico Treasury Department has ruled that the terms of the Plan meet the requirements of this Section.  The effects of such qualification, maintained through the continued operations of the Plan, are to:

•	Exempt the Plan’s investment income from income taxes,

•	Allow the Plan Sponsor to deduct annual contributions, made in accordance with the Plan, for income tax purposes, and

•	Allow eligible employees (participants under the Plan) to exclude such contributions and income earned thereon, from their taxable income until distributed.

On January 31, 2011 the Puerto Rico Treasury Department enacted a new Internal Revenue Code, which requires qualification of the plan prior to the April 15, 2013 income tax return due date. The 2011 Puerto Rico Internal Revenue Code modifies rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The amendment to the Plan provider’s prototype or master plan has recently been submitted to the Puerto Rico Treasury Department, and is expected to be approved in the third quarter of 2012.  Upon approval, amendments for individual adopting employers, including the Plan, will be finalized.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

4 .    Investments and Fair Value Measurements

Investments

The Plan has investments in Colgate-Palmolive Company Common Stock, mutual funds, and money market funds.

The Plan investments that represent five-percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are set forth below:

	2011	2010
Colgate-Palmolive Company Common Stock	$3,402,248	$3,054,859
Fidelity Advisor Government Income Class	933,784	692,094
Fidelity Advisor Growth Opportunities Fund	550,495	448,429
Fidelity Advisor Income and Growth Fund	369,442	305,919
Total	$5,255,969	$4,501,301

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

During 2011, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $502,268, as follows:

2011
Colgate-Palmolive Company Common Stock	$463,121
Mutual Funds	39,147
Total	$502,268

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are required to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (“FASB”) Codification establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end based on quoted market prices.

Money market funds: Valued at the amounts of cash balances on deposit, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2011:

	Level 1	Level 2	Total
Colgate-Palmolive Company
Common Stock	$3,402,248	$—	$3,402,248
Mutual funds
Balanced funds	369,442	—	369,442
Growth funds	550,495	—	550,495
Fixed income funds	933,784	—	933,784
Money market funds	—	170,317	170,317
Total Assets at Fair Value	$5,255,969	$170,317	$5,426,286

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2010:

	Level 1	Level 2	Total
Colgate-Palmolive Company
Common Stock	$3,054,859	$—	$3,054,859
Mutual funds
Balanced funds	305,919	—	305,919
Growth funds	448,429	—	448,429
Fixed income funds	692,094	—	692,094
Money market funds	—	132,375	132,375
Total Assets at Fair Value	$4,501,301	$132,375	$4,633,676

5.    Reconciliation to Form 5500

At December 31, 2011, there were no reconciling items.

At December 31, 2010, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $1,200 are not reflected in the financial statements.  For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

At December 31, 2010, excess contributions by participants in the amount of $22,246 are reflected in the financial statements as a payable to participants.  For reporting to the Department of Labor, these amounts are reported as participant contributions on the Form 5500.

6.    Risks and uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.    Administrative fees

The Trustee receives administrative fees for the services performed under the Plan Agreement. All administrative fees were paid by the Plan Sponsor during the year ended December 31, 2011. Administrative fees for the year ended December 31, 2011 totaled $22,081.

8.    Related Party Transactions

As of December 31, 2011 and 2010, the Plan held shares of common stock of Colgate-Palmolive, the Plan Sponsor's parent company.  Also, certain plan investments are units of participation in money market funds of Oriental Bank & Trust, the designated Trustee and Mid Atlantic Capital Corp, the Custodian.  These transactions qualify as party-in-interest transactions and are allowable under ERISA.

9.    Non-exempt transaction

Participant contributions of $14,025 were withheld from participants’ pay on February 28, 2010 but were not remitted to the Plan’s trust within the time frame required by the Department of Labor under the plan asset rules.  Such amounts were remitted to the Plan Trust on March 16, 2010. The Plan Sponsor calculated the lost earnings using the IRS approved methodology and remitted the lost earnings on March 14, 2011.

SIGNATURES

The Plan:
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE DE
PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date:	June 27, 2012	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date:	June 27, 2012	/s/ Lisa Rivera
Lisa Rivera
Finance Director Colgate-Palmolive De
Puerto Rico, Inc. and Member of the
Retirement Plan Committee

EIN: 22-2573943
PN: 001
SCHEDULE H

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4A – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
	$—	$14,036	$—	$—

EIN: 22-2573943
PN: 001
SCHEDULE H

COLGATE-PALMOLIVE DE PUERTO RICO, INC.
PR SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2011

(a)	(b)Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Common Stock:

*	Colgate-Palmolive Co. Common Stock	36,825	$2,939,127	$3,402,248

	Total Common Stock
			$2,939,127	$3,402,248
	Mutual Funds:

	Fidelity Advisor Government Income Class	86,622		$933,784
	Fidelity Advisor Growth Opportunities Funds	15,719		$550,495
	Fidelity Advisor Income and Growth Fund	24,613		$369,442

	Total Mutual Funds			$1,853,721

	Money Market Funds:

*	Mid Atlantic Money Market	166,414		$166,414
*	Oriental Bank & Trust Money Market	3,903		3,903

	Total Money Market Funds			$170,317

	Plan Total		$2,939,127	$5,426,286

*	Represents a Party-In-Interest.